Filed by RMR Real Estate Fund
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended.

Subject Company: RMR Real Estate Income Fund
Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds Announce First Quarter 2009 Distributions

Newton, MA (March 26, 2009):  RMR Funds today announced the first quarter 2009 distributions to their common shareholders for the following funds:

•                  RMR Real Estate Fund (NYSE Amex: RMR)

•                  RMR Hospitality and Real Estate Fund (NYSE Amex: RHR)

•                  RMR F.I.R.E. Fund (NYSE Amex: RFR)

•                  RMR Preferred Dividend Fund (NYSE Amex: RDR)

Record	Pay	Amount Per Share
Date	Date*	RMR	RHR	RFR	RDR
04/06/2009	4/20/2009	$0.07	$0.05	$0.02	$0.02

*On or about.

RMR Funds also announced that the RMR Dividend Capture Fund (NYSE Amex: RCR) will not pay a quarterly dividend for the period ending March 31, 2009.

As previously announced, each of the above listed funds has recently filed a preliminary joint proxy and registration statement/prospectus with the U.S. Securities and Exchange Commission with respect to the proposed reorganization of each of RMR, RHR, RFR, RDR and RCR into a newly formed closed end fund, the RMR Real Estate Income Fund.  If shareholders of the funds approve the reorganizations and the reorganizations are completed, each fund may make a final distribution to shareholders consisting of any undistributed income immediately prior to the proposed reorganizations.  These funds currently expect to complete these reorganizations before June 30, 2009.  However, the process of completing the proposed reorganizations may take longer than expected and each fund’s reorganization with the new fund may not occur if the respective concerned shareholders do not approve the reorganizations or for various other reasons.  The respective funds will consider the dividend policies of the respective funds or the new fund when the results of the shareholder votes are known and announcements regarding future dividends will be made at that time.

RMR, RHR, RFR and RDR have substantial investments in real estate investment trusts.  Because real estate investment trusts generally classify distributions to each fund subsequent to the end of each calendar year as ordinary income, net capital gain or return of capital, it is expected that some portion of the distribution declared by each fund may be similarly characterized for tax purposes subsequent to this year end.

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including RMR Real Estate Income Fund (“New RMR”); nor is this press release intended to solicit a proxy from any shareholder of any of the affected funds.  The solicitation of the purchase or sale of securities or of proxies to effect each fund reorganization may only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the SEC.

Additional Information About the Proposed Fund Reorganizations and Where to Find It:

The Registration Statement, which includes a Joint Proxy Statement/Prospectus, filed by New RMR, RMR, RHR, RFR, RDR and RCR, may be amended or withdrawn and it will not be distributed to shareholders of the affected funds unless and until it is declared effective by the SEC.

The funds and their respective trustees, officers and employees, and the funds’ investment advisor, RMR Advisors, Inc. (“Advisor”), and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to these proposed reorganizations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the funds’ respective trustees, officers and employees, and the Advisor’s shareholders, officers and employees and other persons by reading the preliminary and definitive Joint Proxy Statement/Prospectus regarding the proposed reorganizations, filed with the U.S. Securities and Exchange Commission (the “SEC”), when they become available.

The Registration Statement of New RMR has not yet become effective, and the information contained therein, including information in the preliminary Joint Proxy Statement/Prospectus, is not complete and is subject to change.  INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED FUND REORGANIZATIONS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  New RMR may not sell securities until its Registration Statement filed with the SEC is effective.  The Joint Proxy Statement/Prospectus is not an offer to sell securities, nor is it soliciting an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNINGS REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE PRESENT BELIEFS AND EXPECTATIONS OF THE FUNDS IDENTIFIED IN THIS

PRESS RELEASE.  HOWEVER, THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS, SOME OF WHICH ARE BEYOND THE CONTROL OF THE AFFECTED FUNDS. FOR EXAMPLE:  THIS PRESS RELEASE STATES THAT A PRELIMINARY JOINT PROXY AND REGISTRATION STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SEC WITH RESPECT TO PROPOSED FUND REORGANIZATIONS.  THE IMPLICATION OF THIS STATEMENT IS THAT THESE FUNDS MAY BE REORGANIZED BY COMBINING TOGETHER. IN FACT, THESE REORGANIZATIONS MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THESE BOARDS OR CERTAIN OF THEM MAY DECIDE NOT TO PROCEED WITH THESE REORGANIZATIONS; OR (II) THE SHAREHOLDERS OF ONE OR MORE OF THESE FUNDS MAY NOT APPROVE THESE REORGANIZATIONS.

FOR THESE AND OTHER REASONS INVESTORS SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

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